SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

92931L203
(CUSIP Number)

Riley Investment Management LLC
Attn:  Bryant R. Riley
11100 Santa Monica Blvd.
Suite 800
Los Angeles, CA 90025
(310) 966-1444

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April  08, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ ..

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92931L203

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RILEY INVESTMENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 146,444
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 146,444
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,444
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92931L203

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RILEY INVESTMENT MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,4441
	8	SHARED VOTING POWER 209,1642
	9	SOLE DISPOSITIVE POWER 389,4441
	10	SHARED DISPOSITIVE POWER 209,1642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,4441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%1
14	TYPE OF REPORTING PERSON* IA

1 Because Riley Investment Management LLC has sole investment and voting power over 146,444 Shares held by Riley Investment Partners, L.P. and 243,000 Shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these Shares.

2 Riley Investment Management LLC has shared voting and dispositive power over 209,164 Shares held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated Shares.

CUSIP No. 92931L203

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. RILEY & CO., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 92931L203

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRYANT R. RILEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 482,5431
	8	SHARED VOTING POWER 209,1642
	9	SOLE DISPOSITIVE POWER 482,5431
	10	SHARED DISPOSITIVE POWER 209,1642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,5431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%1
14	TYPE OF REPORTING PERSON* IN

1 Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners, L.P. and certain managed accounts of its investment advisory clients, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC, Mr. Riley may be deemed to have beneficial ownership of the 146,444 Shares held by Riley Investment Partners, L.P., and the 243,000 Shares held in managed accounts by its investment advisory clients.  Includes 93,099 Shares held by Bryant and Carleen Riley.

2 Riley Investment Management LLC has shared voting and dispositive power over 209,164 Shares held by its investment advisory clients.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated Shares.

CUSIP No. 92931L203

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LLOYD I. MILLER, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,0001
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 125,0001
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* IA, IN, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 See Item 5.

CUSIP No. 92931L203

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,954,766 Shares outstanding as of March 15, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on March 17, 2010.

(a)           As of the close of business on April 12, 2010, RIP beneficially owned 146,444 Shares, representing approximately 2.1% of the Shares outstanding.

As of the close of business on April 12, 2010, RIM beneficially owned 243,000 Shares held in certain managed accounts of its investment advisory clients, representing approximately 3.5% of the Shares outstanding.  RIM, as the general partner of RIP, may be deemed to beneficially own the 146,444 Shares beneficially owned by RIP, representing approximately 2.1% of the Shares outstanding.  Mr. Riley, as the manager and owner of all of the outstanding membership interests of RIM, may be deemed to beneficially own the 389,444 Shares beneficially owned by RIM, representing approximately 5.6% of the Shares outstanding.  RIM and Mr. Riley disclaim beneficial ownership of the Shares held in the managed accounts and beneficially owned by RIP, except to the extent of their pecuniary interest therein.

As of the close of business on April 12, 2010, Mr. Riley directly owned 93,099 Shares, representing approximately 1.3% of the Shares outstanding.

As of the close of business on April 12, 2010, Mr. Miller may be deemed to beneficially own 125,000 Shares, representing approximately 1.8% of the Shares outstanding.  As of the date hereof, 125,000 of such beneficially owned Shares are owned of record by Milfam II.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D and Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

(b)           Each of RIM and Mr. Riley shares voting and dispositive power over the Shares beneficially owned by RIP and held by RIM’s investment advisory clients by virtue of his or its authority to vote and dispose of such Shares.

Mr. Miller may be deemed to have sole voting and dispositive power for all Shares held of record by Milfam II.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.  All of such transactions were effected in the open market unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except RIM’s advisory clients are entitled to any dividends or proceeds paid with respect to Shares held by such persons.

(e)           Not applicable.

CUSIP No. 92931L203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2010

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT PARTNERS, L.P.

By: Riley Investment Management LLC, its general partner

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

B. RILEY & CO, LLC

By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

/s/ Bryant R. Riley
BRYANT R. RILEY

/s/ Lloyd I. Miller, III
LLOYD I. MILLER, III

CUSIP No. 92931L203

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

RILEY INVESTMENT PARTNERS, L.P.

None

RILEY INVESTMENT MANAGEMENT, LLC
(Through Managed Accounts)

Common Stock	13,821	3.0530	03/22/2010
Common Stock	32,550	3.0731	03/23/2010
Common Stock	25,238	3.1583	03/24/2010
Common Stock	2,000	3.0600	03/29/2010
Common Stock	14,299	3.1500	04/06/2010
Common Stock	15,000	3.1500	04/07/2010
Common Stock	106,256	3.1000	04/08/2010

B. RILEY & CO., LLC

Common Stock	(93,099)1	3.1400	03/18/2010

BRYANT R. RILEY

Common Stock	93,0992	3.1400	03/18/2010

LLOYD I. MILLER, III

Common Stock	69,5203	3.0958	03/19/2010
Common Stock	55,4803	3.0369	03/22/2010

_____________________________

1 Shares were transferred to Bryant R. Riley, an affiliate of B. Riley & Co., LLC, in a cross transaction.

2 Shares were acquired from B. Riley & Co., LLC, an affiliate of Bryant R. Riley, in a cross transaction.

3 Transaction made by Milfam II.